

06048484

RECD S.E.C.
OCT 2 4 2006
1086

P.E. 7/02/06 AR/S
1-5761



LaBarge inc

2006 ANNUAL REPORT

for the fiscal year ended July 2, 2006

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Corporate Profile

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse markets. The company provides its customers with sophisticated electronic products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas.

Statements contained herein relating to LaBarge, Inc., which are not historical facts, are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements involve risks and uncertainties. Future events and the company's actual results could differ materially from those contemplated by those forward-looking statements. For a summary of important factors that could cause the company's actual results to differ materially from those projected in, or inferred by, the forward-looking statements, see page 22 of this annual report.



Contents

2 Letter to Our Stockholders and Employees
8 Executing on Our Niche-Focused Business Strategy
10 Going for Growth: Fiscal 2006 in Review
21 Financial Report

LABARGE, INC.

Financial Highlights

(amounts in thousands, except per-share data)

	YEAR ENDED		
	JULY 2, 2006	JULY 3, 2005	JUNE 27, 2004
Net sales	**$ 190,089**	$ 182,294	$ 131,510
Net earnings	**$ 9,708**	$ 10,870	$ 6,869
Average common shares outstanding:			
Basic	**15,156**	15,013	14,981
Diluted	**16,102**	15,883	15,552
Net earnings per share:			
Basic	**$ 0.64**	$ 0.72	$ 0.46
Diluted	**0.60**	0.68	0.44
Total debt	**$ 41,668**	$ 27,916	$ 37,735
Stockholders' equity	**64,834**	53,830	42,584



Craig LaBarge
Chief Executive Officer and President

"Our greatest accomplishments during fiscal 2006 were in new business generation, laying the groundwork for future growth by securing significant new business."

To Our Stockholders and Employees:

Fiscal 2006 was an uncommonly challenging year for LaBarge. We experienced great success with regard to new business generation and sales revenue. However, as we disclosed during the year, difficulties in bringing a small number of large, new contracts into full production slowed our fiscal 2006 sales growth and negatively affected earnings. We feel those impediments are behind us and we entered fiscal 2007 confident that we have employed the necessary actions to position LaBarge for the next level of growth.

A Report on Our Year

In fiscal 2006, net sales grew 4 percent to $190.1 million, compared with $182.3 million in the previous year. Net earnings in fiscal 2006 were $9.7 million, or $.60 per diluted share, down 11 percent from $10.9 million, or $.68 per diluted share, in fiscal 2005. The impact of expensing stock options in accordance with the Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," which LaBarge adopted in fiscal 2006, was $.02 per diluted share for the year ended July 2, 2006.

The single largest contributor to revenues in fiscal 2006 was the defense market sector which represented 40 percent of net sales, compared with 45 percent in fiscal 2005. In actual dollars, defense sales declined 7 percent from the prior year. During fiscal 2006, LaBarge provided cables and electronic assemblies for a variety of defense applications, including military aircraft, missile systems and radar applications.

Revenues from the natural resources market sector increased in fiscal 2006, generating 21 percent of sales versus 19 percent in the prior year. Actual revenue dollars from this market sector grew 11 percent in fiscal 2006 versus a year earlier, the result of a significant increase in shipments to oil-and-gas customers during 2006. We expect oil-and-gas sales to remain strong in fiscal 2007, particularly with regard to tooling and systems used to optimize production on existing wells. In addition, we are successfully developing new opportunities and customer relationships in the mining sector and anticipate revenues from this sector will grow in fiscal 2007 from the prior-year level.

Shipments to industrial customers were 18 percent of fiscal 2006 revenues, compared with 19 percent in fiscal 2005. Actual sales dollars from the industrial market sector were down 3 percent in fiscal 2006 versus a year earlier, due in part to a decline in shipments to semiconductor customers. We expect sales to the industrial sector will increase in fiscal 2007 as we begin production on a

Corporate Officers



(left to right):
Rick Parmley, Vice President, Sales and Marketing; **Vernon Anderson**, Vice President, Operations; **Randy Buschling**, Chief Operating Officer; **Teresa Huber**, Vice President, Operations; **Craig LaBarge**, Chief Executive Officer and President; **Don Nonnenkamp**, Chief Financial Officer

"We entered fiscal 2007 confident that we have employed the necessary actions to position LaBarge for the next level of growth."

significant expansion of our business with Owens-Illinois, Inc. (O-I) in the second half of the fiscal year.

Actual sales dollars from the government systems market sector climbed 145 percent in fiscal 2006 to represent 10 percent of total revenues versus 4 percent in fiscal 2005. The growth was attributable to shipments of electromechanical assemblies for an automated postal sorting system that is used to sort flat mail such as magazines and catalogs. The assemblies enhance equipment LaBarge manufactured for the system between 1999 and 2002.

The balance of fiscal 2006 sales came from customers in other market sectors, including commercial aerospace, which represented 5 percent of sales in both the 2005 and 2006 fiscal years, and medical, which contributed 2 percent of sales in both fiscal years. The remaining 4 percent of fiscal 2006 sales and 6 percent of fiscal 2005 sales came from customers in various other markets.

Strong Pipeline of New Opportunities

Our greatest accomplishments during fiscal 2006 were in new business generation. During the year, we laid the groundwork for future growth by securing significant new business and establishing a strong pipeline of future opportunities. Bookings of new and additional business were robust with the largest contributions coming from the defense, commercial aerospace, government systems and natural resources market sectors. At fiscal year-end, our backlog of firm orders reached a new high of $183.9 million.

As we discuss in more detail beginning on page 10 of this report, fiscal 2006 was a year in which we had particular success in developing significant new customers desiring our broad-based manufacturing capabilities and full-service approach. For example, in the first fiscal quarter, we received contracts from Sikorsky Aircraft to provide wiring harnesses, printed circuit card assemblies and other electronic assemblies for various models of the UH-60 Black Hawk helicopter. We also received a contract from Kaman Aerospace, which is a major subcontractor on the Black Hawk program, to provide cockpit wiring harnesses for the helicopter.

Later in the fiscal year, we signed a multiyear agreement with another new customer, Eclipse Aviation Corporation, to provide wiring harnesses for the Eclipse 500, a revolutionary new aircraft known as a very light jet. LaBarge is building complex wiring harnesses that function in electronic systems related to fuel monitoring, landing gear, engine and cockpit functionality among others.

We were also successful during fiscal 2006 in booking significant additional business from existing customers. For example, L-3 Communications Security and Detection Systems awarded LaBarge a contract to expand our involvement in an airline checked-baggage screening system that is deployed at key international airports. In addition, we won a follow-on contract from Northrop



Net Sales
(dollars in millions)



Diluted Earnings Per Share



Grumman Corporation to support the next phase of the automated mail sorting system used by the U.S. Postal Service.

Subsequent to fiscal 2006 year-end, LaBarge signed a multiyear agreement with O-I to significantly expand our role in sourcing and producing electromechanical equipment for O-I's glass container fabrication systems. We anticipate the new agreement will generate additional incremental orders of approximately $30 million in calendar 2007. We expect the new production to begin in the second half of fiscal 2007. O-I has been a key customer of ours for many years and we are delighted to be expanding our relationship.

Initiatives to Improve Productivity and Operational Effectiveness

Our greatest challenges in fiscal 2006 were from start-up difficulties with a small number of new contracts, most notably the awards on the Black Hawk helicopter and postal automation programs. The varied difficulties, which we publicly detailed during the fiscal year, caused delays in bringing the contracts into full production. These challenges created labor and material inefficiencies, resulting in lower-than-planned gross margin and higher inventories. We believe the problems we encountered are behind us and we remain optimistic about LaBarge's future involvement on these programs.

In our business, it is not unusual to experience delays or other minor difficulties with program start-ups. However, the extent of the situations we encountered in 2006 was very unusual for LaBarge. Nevertheless, we have implemented companywide initiatives to identify problems earlier and initiate corrective actions more quickly. For example, we put in place new tools to give our people better and faster access to information they need to do their jobs. We have made some organizational changes and enhancements to prepare for future growth. And, we are standardizing our companywide production

Gross Margin
(as a percentage of sales)



planning processes, which we expect will improve our shipping performance, production efficiencies and cash flow. We expect the benefits of these efforts will be evident as our 2007 fiscal year unfolds.

Outlook

During fiscal 2006, we won significant new business, established a strong pipeline of future opportunities in the markets we serve, and implemented initiatives to improve productivity and operational effectiveness. We have built a platform for significant growth in years ahead and believe we have the components in place to achieve favorable financial comparisons in fiscal 2007.

On behalf of the entire management team, please accept my personal thanks for your continued interest in and support of LaBarge.

Craig E. LaBarge
Chief Executive Officer and President
September 6, 2006

Executing on Our Niche-Focused Business Strategy

Within the large and fragmented electronics manufacturing services (EMS) industry, LaBarge differentiates itself through its very focused niche: low-to-medium volume production of high-complexity, high-reliability electronic and electromechanical assemblies and systems. **The elements of our business strategy are designed to capitalize on this niche.**



Be an outsourcing partner to OEMs

Unlike the mature practice of outsourcing production of consumer-oriented products like personal computers and cell phones, the outsourcing of complex, high-reliability electronics like those produced by LaBarge is in its early stages. LaBarge is well-positioned to capitalize on the increasing trend among large OEMs to find qualified manufacturing partners who can produce "high-cost-of-failure" electronics faster and more cost effectively.

Execute reliably

Reliability is crucial in our business. If a missile system can't launch or an oil-field operation comes to a standstill, the stakes are very high. Executing reliably is critical to winning new business and building long-term customer relationships, which LaBarge excels at. Nine of our top 12 customers in fiscal 2006 have been customers for at least 10 years. In some cases, the relationships go back decades.



Backlog
(dollars in millions)

Retain flexibility

Our business requires the flexibility to quickly reconfigure our production floor to respond to a customer's changing needs or ramp up production on a new contract. The high technology content and frequency of change typical in what we manufacture aren't compatible with offshore production. To provide responsive and flexible service to our customers, we currently do all our manufacturing at facilities in the United States.





Support customers with value-added services

An important differentiator for LaBarge is the package of value-added services that support our manufacturing capabilities. Services such as design and engineering support, program management, system integration and testing set us apart from many contract manufacturers with more limited repertoires.

Serve customers in diverse markets

Cultivating a diverse universe of customers is an important part of LaBarge's strategy. This diverse market approach provides balance and increased stability, helping to insulate the company from downturns in any one industry. Today, our revenues come from a diverse array of companies that are leaders in a variety of industries.

2006 SALES BY MARKET



- Defense 40%
- Natural Resources 21%
- Industrial 18%
- Government Systems 10%
- Commercial Aerospace 5%
- Medical 2%
- Other 4%



Maintain broad-based manufacturing capabilities

LaBarge's broad-based, specialized capabilities are a competitive advantage and unique among EMS companies our size. We serve as a one-stop shop for our customers, offering capabilities ranging from complex wiring harnesses and interconnect systems to printed circuit card assemblies to higher-level electronic assemblies. An important part of our strategy is to continually look for opportunities to move into higher-end products with our existing customers.

LaBarge builds many different high-reliability wiring harnesses and electronic assemblies for the "smart" Tactical Tomahawk cruise missile. The next generation of the Tomahawk family, the Tactical Tomahawk has a two-way satellite data link allowing a remote operator to redirect the missile to a new target during flight or instruct it to loiter above the battlefield while awaiting an assignment.

^ The Tactical Tomahawk missile, which can be deployed from surface ships and submarines, is the Navy's weapon of choice for critical long-range, precision strike missions against heavily defended and politically sensitive targets.

^ LaBarge operators use new computer-assisted test technology to increase the speed and accuracy of the inspection process performed on the complex cables and wiring harnesses the company is building for the Tomahawk program.

› The USS *Texas*, a Virginia-class attack submarine, is guided into port in Florida. The stealthy sub can attack targets ashore using highly accurate Tomahawk cruise missiles. The *Texas* was commissioned on Sept. 9, 2006 at the Port of Galveston.





LaBarge received $8 million in contracts from Raytheon Missile Systems to provide cable assemblies for the Tactical Tomahawk cruise missile through fall 2007. Many of the cables will be used in the missile's vertical launch system.



The cables LaBarge builds for the Tomahawk program must be ruggedized to withstand severe vibration and other harsh environmental conditions. High-reliability production is imperative since the hallmark of a cruise missile is excellent accuracy.



Among the most specialized cables LaBarge produces for the Tomahawk program are the launch, or umbilical, cables. Umbilical cables connect the missile to the ship or submarine and, when necessary, signal the missile to fire.

Going for Growth

In an industry often viewed as low-cost, high-volume offshore manufacturing, LaBarge, Inc. stands apart. LaBarge is one of the best performers in the electronics manufacturing services (EMS) industry today. Our three-year compound annual growth rate (CAGR) at the end of fiscal 2006 neared 23 percent. Earnings followed suit with a three-year CAGR of 62.9 percent. We achieved these results by successfully executing on our niche-focused business strategy.

How Our Niche Differentiates Us

The EMS industry is currently estimated to generate about $190 billion in revenue worldwide. The contract manufacturers that comprise the industry come in many shapes and sizes—from small job shops to large, highly automated factories. The complexity of the end product varies widely as well—everything from simple assemblies to very high-tech electronic equipment. Some products are designed for consumer use, while others are intended for military, industrial or other commercial applications. Production runs can range from very low volume—literally, one or two of an item—to very high volumes—hundreds of thousands or even millions of pieces.

Within this very large and diverse industry, LaBarge differentiates itself through its niche. That niche is low-to-medium volume production of high-complexity, high-reliability components and systems. Among EMS companies its size, LaBarge is unique for its broad-based, specialized capabilities. We often serve as a one-stop shop for our customers, offering capabilities ranging from complex wiring harnesses and interconnect systems to printed circuit card assemblies, to higher-level electronic assemblies. We also have extensive capabilities in integrating components and subsystems into complete electronic systems.

As for the low-cost, offshore manufacturing often associated with contract manufacturing and outsourcing, specifically—the work we do at LaBarge couldn't be more different. We currently do all of our manufacturing in the United States because the high technology content and frequency of change typical in what we manufacture are not compatible with offshore production. In addition, the established practice of outsourcing production of consumer-oriented products like personal computers and cell phones is at a relatively mature stage, while the outsourcing of complex, low-volume, high-reliability electronics like those produced by LaBarge is in its early stages. Thus, we believe LaBarge is well positioned within our niche in this industry, providing us strong growth opportunities.



LaBarge is being successful in developing new customers who require the company's unique package of broad-based manufacturing capabilities and value-added services. One example is Joy Mining Machinery, a leading provider of underground mining equipment, for whom LaBarge is manufacturing electronic assemblies, modules and displays for a proprietary equipment control system.



^ Continuous mining machines use a large rotating steel drum equipped with tungsten carbide teeth to scrape coal from the coal seam. Joy Mining supports its continuous miners with state-of-the-art technology to increase mine productivity and reduce operating costs.

^ The high-reliability electronic assemblies LaBarge manufactures are designed and built to perform effectively in the harsh underground environments where Joy's equipment is deployed.

> LaBarge fully tests the electronic equipment it manufactures to ensure reliability. The equipment is used in underground mines around the world, including Australia, Botswana, Brazil, Canada, Chile, India, Mexico, China, South Africa, Russia, and the United Kingdom.





The electronic assemblies and modules LaBarge builds for Joy Mining Machinery are the core elements of Joy's overall control platform for its global base of mining equipment.



In longwall mining, a rotating shear continuously moves back and forth to cut the coal. Electronic assemblies made by LaBarge are part of a system that can remotely reconfigure cutting speeds and transmit critical data to the surface.



Much like the work LaBarge does for other customers, the high-reliability electronic assemblies the company manufactures for Joy have a high cost of failure — they must work the first time and every time.

A Two-Pronged Growth Strategy

LaBarge has a focused, two-pronged strategy to achieve sustainable, long-term growth. The first component is to drive internal growth continually by winning increasingly larger pieces of compatible business. We have a focused sales effort that concentrates resources on identifying and securing more and larger business opportunities from our existing customers, as well as identifying new customers with significant business to outsource. One measure of our success is bookings of new business, which were strong during fiscal 2006 as evidenced by our year-end backlog of firm orders, which climbed to a record of $183.9 million.

The second component of our strategy is to supplement our internal growth with strategic acquisitions. Specifically, we are looking for well-run companies that do business within our niche, and that will bring with them new or expanded customer relationships. During fiscal 2006, senior management evaluated a number of acquisition candidates. We remain optimistic that our disciplined efforts will yield new high-quality acquisition opportunities.

Blue-Chip Customer Base with Longevity

Cultivating a diverse universe of long-term customers is strategic on LaBarge's part, and we are good at it. Nine of our 12 largest customers in fiscal 2006 have been customers for at least 10 years. All of the top 12 are leaders in their respective industries, which include defense, commercial aerospace, government systems, industrial and natural resources.

Some of our longest standing relationships are in the defense market sector where LaBarge's reputation for producing high-reliability electronics has earned the company preferred supplier status with all the defense prime contractors and a place supporting all classes of military programs. During fiscal 2006, we continued our involvement on many important programs, including the F-22 Raptor, JSOW (Joint Standoff Weapon), T-38C jet trainer, and AN/TPS-77 and AN/FPS-117 radar systems. Activity on these and many other programs was underway during fiscal 2006 and continues into the current fiscal year.

The F-22 is the world's first fighter to introduce all-aspect stealth and is capable of flying and fighting against the most advanced integrated radar networks and dense surface-to-air missile environments in the world. Its foremost objective is to establish air dominance from the very inception of the battle.

LaBarge manufactures fiber optic backplane assemblies used in the F-22's Common Integrated Processor (CIP). Developed as the "brains" of the F-22, the CIP uses fiber optics and high-speed integrated circuit technology to fuse and convert data into a clear, concise picture of the combat situation, which dramatically reduces pilot workload and allows the pilot to

LaBarge is building more than 80 different sophisticated wiring harnesses for the Eclipse 500, a new aircraft known as a very light jet. Eclipse Aviation Corporation is using innovative manufacturing processes, digital electronics and advanced propulsion systems to create the revolutionary aircraft, which promises to provide the performance and safety of a twin-engine, jet-powered airplane at a fraction of the price.



^ LaBarge-built cables and harnesses will direct critical functions in many of the Eclipse 500's state-of-the-art electronic systems, including those responsible for fuel monitoring, landing gear, and engine and cockpit functionality.

^ To meet the customer's aggressive production schedule, LaBarge employees found innovative ways to manufacture and fully test wiring harnesses. Eclipse will be able to install the harnesses on the aircraft straight from the box.

› LaBarge has invested in new automated equipment, like this laser wire marking machine, to allow it to kit specified manufacturing materials more quickly and efficiently.



focus fully on tactical execution of the assigned mission. Since beginning to manufacture the backplane assemblies for the Raytheon Company in 2002, LaBarge has won more than $26 million in work on the program, including a $5.5 million contract received after the close of the 2006 fiscal year.

During fiscal 2006, LaBarge also continued its involvement on the JSOW program. Currently launched by Navy strike aircraft, JSOW is a revolutionary glide weapon that uses global positioning satellite information to find its target and ensure a fighter's survival in combat. The system has been combat proven, most recently in Operation Enduring Freedom and Operation Iraqi Freedom. LaBarge signed a multiyear contract with Raytheon in 2005 to provide cables and wiring harnesses that distribute electronic data signals throughout the JSOW system, as well as cables that test functionality. The anticipated total value of the contract, which runs through 2012, is $24 million.

During fiscal 2006, LaBarge won additional work from The Boeing Company to continue to supply wire harness assemblies for U.S. Air Force T-38C training jets. The harnesses upgrade the avionics of the advanced jet-training aircraft to include a large field-of-view heads-up display in the front cockpit, multifunctional displays, an integrated global positioning and navigation system, and a traffic collision avoidance system. The upgrade is designed to extend the life of the advanced supersonic trainers until 2020. Since beginning to manufacture the harnesses in 2000, LaBarge has won more than $7 million in work on the program, including a $1.3 million contract received after the close of the 2006 fiscal year.

We also continued our involvement in a number of radar programs during fiscal 2006, including Lockheed Martin Corp.'s AN/TPS-77 and AN/FPS-117 ground-based radars. Designed to provide both air surveillance and air traffic control, the ground based radar systems provide 3-D data on range, direction and altitude of in-flight objects, with optional air and missile defense capability. Delivered to the United States and allied forces, the radar systems are operational in 14 countries. In fiscal 2006, LaBarge was awarded $4.3 million in contracts to provide circuit card assemblies for the radar systems. LaBarge has been a primary supplier of circuit card assemblies for Lockheed Martin's ground-based radar systems since 1990.

Securing New Opportunities with Existing Customers

Established customer relationships are also helping LaBarge earn a spot on new outsourcing opportunities and expand its role on established ones. One example is the Tactical Tomahawk, the next generation of the Tomahawk family of cruise missiles. The U.S. Navy deploys Tactical Tomahawk missiles from surface ships and submarines. The Tomahawk has become the Navy's



During fiscal 2006, LaBarge signed a multiyear agreement to provide complex wiring harnesses for the Eclipse 500 VLJ. Initial orders of approximately $25 million reflect deliveries expected through late calendar 2008.



Eclipse Aviation's vision is to make it possible for commercial air passengers to move directly between cities on a quick, affordable and convenient basis. The Eclipse 500 is designed to be flown to thousands of smaller U.S. airports.



LaBarge is manufacturing cables and harnesses for Eclipse according to a comprehensive lean manufacturing plan that uses dedicated work cells and computerized, step-by-step sequences to ensure every cable is built the same way each time.



LaBarge currently manufactures more than 1,200 different electronic, electromechanical and mechanical assemblies for Owens-Illinois, Inc.'s glass container fabrication systems, including control systems, automated optical inspection equipment and spare parts. That number is going to significantly increase thanks to a multiyear agreement signed in September 2006 that's expected to add $30 million of incremental orders in calendar 2007.



^ From mayonnaise and pickle jars to beer and wine bottles, O-I designs and manufactures nearly every type of glass container in use today. O-I's production processes are facilitated by electronic equipment built by LaBarge.

^ LaBarge manufactures much of the sophisticated automated equipment O-I uses to produce and inspect glass containers. O-I is the largest manufacturer of glass containers in the world and has glass container manufacturing operations in 22 countries.

› A new contract expands LaBarge's role in the sourcing and production of electromechanical equipment for O-I. The contract demonstrates LaBarge's success in broadening its involvement with existing customers who desire its capabilities and expertise.



weapon of choice for critical long-range, precision strike missions against heavily defended and politically sensitive targets. In addition, a remote operator can redirect the Tactical Tomahawk to a new target during flight as well as direct the missile to loiter above the battlefield while it awaits an assignment. Subsequent to fiscal 2006 year-end, LaBarge announced it had won $8 million in contracts to provide Raytheon with complex cable assemblies and an integrated firing unit assembly for the missile system. The Tactical Tomahawk program will begin generating revenues for LaBarge in the current fiscal year.

During fiscal 2006, we also expanded our involvement on a program to build airline checked-baggage screening systems for L-3 Communications. A new $18 million contract broadens LaBarge's role to include production of higher-level electronic assemblies. The equipment LaBarge manufactures for L-3 Communications is used in advanced technology explosives detection systems that are deployed at key international airports to automatically scan checked baggage. The system also has been adapted for a U.S. rail passenger baggage screening program.

Also, in fiscal 2006, LaBarge won a $10.7 million contract from Northrop Grumman Corp. to produce electromechanical subsystems for phase two of a state-of-the-art, automated mail sorting system used by the U.S. Postal Service. The LaBarge-built equipment is part of the Automated Flats Sorting Machine—Automated Induction (AFSM-ai) program, a fleet of machines that together can sort 26 billion pieces of flat mail such as catalogs and magazines per year. Under the new contract, LaBarge is manufacturing enhancements to equipment it built between 1999 and 2002, as well as modules that are part of an overall AFSM system upgrade.

Another excellent example of our success in broadening our involvement with existing customers is a major expansion of our work with Owens-Illinois, Inc. (O-I), which was announced after the close of the 2006 fiscal year. In September 2006, LaBarge signed a multiyear agreement with O-I to significantly expand our role in sourcing and producing electromechanical equipment for O-I's glass container fabrication systems. We currently manufacture more than 1,200 different electronic, electromechanical and mechanical assemblies for O-I, including control systems, automated optical inspection systems and spare parts.

The new agreement represents an exciting growth opportunity for LaBarge: we anticipate it will generate additional incremental orders of approximately $30 million in calendar 2007. We expect the new production to begin in the second half of fiscal 2007 with shipments beginning during the third and fourth fiscal quarters.



LaBarge-built printed circuit boards and other assemblies support many facets of O-I's glass container manufacturing processes, including container forming and automated inspection.



In 1903, the first completely automatic glass bottle-making machine produced an unequaled 13,000 bottles a day. Today's machines, which use LaBarge-built components, can produce more than 1 million bottles a day.



O-I is the technology leader in the glass packaging industry. Around the world, nearly every glass container is made with O-I's proprietary technologies. The company has been a key customer of LaBarge for more than 30 years.

LaBarge has produced electronic and electromechanical assemblies for a high-tech postal automation system since 1999. The company's entrée into the program was production of a state-of-the-art in-feed unit for the Automated Flats Sorting Machines (AFSM) system manufactured by Northrop Grumman. Since then, LaBarge has built a variety of upgrades and enhancements for the program.



^ The U.S. Postal Service sorts and delivers 212 billion pieces of mail a year to over 144 million homes, businesses and Post Office boxes in virtually every state, city, and town in the country.

^ LaBarge is currently producing subassemblies that enhance sorter in-feed units the company built between 1999 and 2002, as well as modules that are part of an upgrade to the mail sorting system.

› During fiscal 2006, LaBarge won a $10.7 million contract from Northrop Grumman to produce electromechanical subassemblies for phase two of a program that adds an automatic induction feature to the AFSM system.





LaBarge's involvement with the postal automation program began with production of an in-feed unit for the AFSM system, a fleet of machines designed to sort 26 billion pieces of flat mail a year.



The AFSM system uses automation to tackle the labor-intensive sorting process for flat mail, which includes magazines, catalogs, some newspapers and oversized envelopes.



LaBarge began manufacturing subsystems and modules that enhance the original in-feed units in July 2005. A follow-on contract in fiscal 2006 continues production on the assemblies through spring 2007.

Cultivating New Customers

Developing new customers that require our package of broad-based manufacturing capabilities and value-added services is also a key component of our growth strategy. These are generally large original equipment manufacturers (OEMs) that are looking for qualified manufacturing partners. In some cases, these OEMs are not accustomed to outsourcing and are confronted by "make-versus-buy" decisions. When facing the reality of their own production costs, they are increasingly choosing to buy the electronic assemblies and systems they need rather than manufacture them.

During fiscal 2006, we had excellent success in developing new customers. For example, we signed a multiyear agreement with Eclipse Aviation Corporation to provide more than 80 different wiring harnesses for the new Eclipse 500 very light jet (VLJ). To date, we have received orders totaling approximately $25 million that reflect scheduled deliveries of wiring harnesses through late calendar 2008.

Suitable for up to six occupants, the Eclipse 500 is a dynamic, new VLJ designed and manufactured by Eclipse Aviation. It was designed to provide aircraft owners with the performance and safety of a twin-engine, jet-powered airplane at a fraction of the price. In addition, unlike larger corporate jets, the Eclipse 500 can be flown to thousands of smaller airports throughout the United States, allowing passengers to move directly between multiple cities on a quick, affordable and convenient basis. Eclipse Aviation received full Type Certification from the Federal Aviation Administration in late September 2006 and plans to begin delivering aircraft to customers soon.

Also during fiscal 2006, LaBarge received orders in excess of $11 million from Sikorsky Aircraft Corp. and Kaman Aerospace Corp. to provide wiring harnesses, printed circuit card assemblies and sensor assemblies for various models of the UH-60 Black Hawk helicopter. The Black Hawk is the U.S. Army's primary utility tactical transport helicopter, which is capable of a variety of missions including air assault, combat support, general support, aero-medical evacuation and special operations. It is equipped with advanced avionics and electronics systems. Currently, Black Hawk helicopter derivatives serve in 25 governments around the world in a diverse range of missions such as combat assault, peacekeeping, border patrol, drug interdiction, disaster relief and medical evacuation. The aircraft are currently in use in operations in Iraq and Afghanistan.

Ready for the Next Level of Growth

During fiscal 2006, we laid the groundwork for future growth by securing significant new pieces of business and establishing a strong pipeline of future opportunities. Our focus in fiscal 2007 will be to successfully execute on our niche-focused business strategy to translate current and future business opportunities into long-term growth for LaBarge.

Financial Report

21 Selected Financial Data

22 Management's Discussion and Analysis

27 Consolidated Statements of Income

28 Consolidated Balance Sheets

29 Consolidated Statements of Cash Flows

30 Consolidated Statements of Stockholders' Equity

31 Notes to Consolidated Financial Statements

45 Management's Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Selected Financial Data

(amounts in thousands, except per-share amounts)

	YEAR ENDED				
	JULY 2, 2006	JULY 3, 2005	JUNE 27, 2004	JUNE 29, 2003	JUNE 30, 2002
Net sales	**$ 190,089**	$ 182,294	$ 131,510	$ 102,901	$ 117,190
Pretax earnings from continuing operations	**15,964**	16,865	11,503	5,076	6,687
Net earnings from continuing operations	**9,708**	10,870	6,971	3,319	4,361
Discontinued operations:					
Loss from operations, net of taxes	—	—	(114)	(859)	(431)
Gain (loss) on disposal, net of taxes	—	—	12	(212)	—
Net earnings	**$ 9,708**	$ 10,870	$ 6,869	$ 2,248	$ 3,930
Basic earnings (loss) per share:					
Net earnings from continuing operations	**$ 0.64**	$ 0.72	$ 0.47	$ 0.22	$ 0.29
Net loss from discontinued operations	—	—	(0.01)	(0.07)	(0.03)
Basic net earnings	**$ 0.64**	$ 0.72	$ 0.46	$ 0.15	$ 0.26
Diluted earnings (loss) per share:					
Net earnings from continuing operations	**$ 0.60**	$ 0.68	$ 0.45	$ 0.22	$ 0.28
Net earnings (loss) from discontinued operations	—	—	(0.01)	(0.07)	(0.02)
Diluted net earnings	**$ 0.60**	$ 0.68	$ 0.44	$ 0.15	$ 0.26
Total assets	**$ 140,350**	$ 119,937	$ 117,958	$ 67,162	$ 68,206
Long-term debt	**16,402**	21,605	26,270	6,669	7,047

No cash dividends have been paid during the aforementioned periods.

The Company's interest in the Network Technologies Group was reported as a discontinued operation (see Note 2). Accordingly, the operating results of Network Technologies Group for fiscal years 2002, 2003 and 2004 are reported as discontinued operations.

The Company acquired substantially all of the assets of Pinnacle Electronics LLC in fiscal year 2004. See Note 2 to the financial statements.

Stock Price and Cash Dividends: LaBarge, Inc.'s Common Stock is listed on the American Stock Exchange, under the trading symbol of "LB." As of September 5, 2006, there were 2,126 holders of record of LaBarge, Inc.'s Common Stock. The following table indicates the quarterly high and low sales prices for the stock for the fiscal years 2006 and 2005, as reported by the American Stock Exchange.

2005 – 2006	HIGH	LOW
July – September	**$ 22.00**	**$ 12.02**
October – December	**15.15**	**12.80**
January – March	**17.76**	**13.90**
April – June	**16.43**	**10.68**

2004-2005	HIGH	LOW
July – September	$ 9.00	$ 6.68
October – December	13.50	7.85
January – March	13.75	9.70
April – June	18.40	12.01

The Company has paid no cash dividends on its common stock. The Company currently anticipates that it will retain any future earnings for the development, operation and expansion of its business and for possible acquisitions.

Forward-Looking Statements

Certain sections of this report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue," or the negative of these terms or other comparable terminology. These statements include statements about our market opportunity, our growth strategy, competition, expected activities, and the adequacy of our available cash resources. These statements may be found in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Legal Proceedings." Although we believe that, in making any such statement, our expectations are based on reasonable assumptions, readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions as discussed in Item 1A, "Risk Factors."

Given these uncertainties, undue reliance should not be placed on such forward-looking statements. Unless otherwise required by law, the Company disclaims an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

Overview

The Company's electronics manufacturing services ("EMS") business has been its principal business since 1985. The Company designs, engineers and produces sophisticated electronic systems and devices, and complex interconnect systems on a contract basis for its customers. The Company markets its services to companies in technology-driven industries desiring an engineering and manufacturing partner capable of developing and providing high-reliability electronic equipment, including products capable of performing in harsh environmental conditions, such as high and low temperature, and severe shock and vibration. Customers are served in a variety of markets with significant revenues from customers in the defense, government systems, aerospace, natural resources, industrial, and other commercial markets. Engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Texas and Pennsylvania. During fiscal years 2003 and 2004, the Company exited its ScadaNET Network™ businesses.

On February 17, 2004, the Company acquired substantially all of the assets of Pinnacle Electronics LLC. The acquired assets supplement the Company's electronics manufacturing services business with a leased location in metropolitan Pittsburgh, Pennsylvania, adding substantial commercial/industrial sales to the Company's customer mix. Pinnacle's commercial/industrial market expertise, supported by a strong management team, supplements the Company's historic position in the government/defense marketplace.

The Pittsburgh operation designs, engineers and manufactures printed circuit card assemblies, cables and harnesses, full "box-build" assemblies and electronic/electromechanical systems for customers in a variety of commercial/industrial markets. The Company believes there will be continued growth in these markets as the trend to outsource non-core-competency manufacturing continues.

The purchase price for the acquired assets was $43.1 million, which includes a post-closing working capital adjustment of approximately $2.1 million, funded by senior bank debt and cash on hand. In addition, the Company assumed working capital liabilities of approximately $3.7 million, primarily trade accounts payable, and incurred estimated transaction costs of $0.3 million. The purchase price allocation includes $3.4 million of amortizable intangibles.

Results of Operations – Fiscal 2006 – 2005 – 2004

Net Sales

(dollars in thousands)

	CHANGE 2006 vs. 2005	FISCAL YEAR ENDED 2006	2005	2004
Net sales	$7,795	**$190,089**	$182,294	$131,510

The primary contributors to the 4.3% increase in sales in fiscal year 2006 were: (i) shipments to government systems customers, primarily postal automation equipment and airport security equipment, which generated sales of $18.7 million versus $7.6 million in 2005 and $13.4 million in 2004; and (ii) shipments of capital equipment to natural resources customers including downhole tools and industrial mining equipment representing $38.9 million of sales versus $35.1 million in 2005 and $18.6 million in 2004.

Shipments to defense customers $75.8 million in fiscal 2006, versus $81.2 million in 2005 and $62.6 million in 2004. LaBarge provided cables and electronic assemblies for a variety of defense applications including aircraft, radar systems and shipboard programs. Sales in fiscal year 2005 included a full year of the results of the Pittsburgh operation, which generated $53.0 million in sales versus $17.6 million in fiscal year 2004.

Sales to the Company's 10 largest customers represented 69% of total revenue in fiscal 2006 versus 72% in fiscal 2005 and 73% in fiscal 2004. The Company's top three customers for fiscal 2006 and the portion of total sales they represented were as follows: Owens-Illinois, Inc., 12%; Northrop Grumman Corporation, 12%; and Schlumberger Ltd., 11%.

The backlog for the Company at July 2, 2006 was $183.9 million, compared with $164.9 million at July 3, 2005, an increase of 11.5%. The growth in backlog is the result of a sales and marketing effort that focuses on matching the Company's core competencies and the application of those competencies to the outsourcing needs of targeted large customers in a variety of industries. Approximately $38.9 million of the backlog at fiscal 2006 year-end is scheduled to ship beyond the next 12 months pursuant to the shipment schedules contained in those contracts. This compares with $32.4 million at fiscal year-end 2005. Approximately one-third of consolidated sales is booked and shipped within the same fiscal year. The balance of the year's sales is shipped from the prior year's ending backlog.

Continued strength in the majority of the Company's markets, plus the record backlog at July 2, 2006, contribute to the Company's expectation for higher sales in fiscal 2007.

Gross Profit

(dollars in thousands)

	CHANGE 2006 vs. 2005	FISCAL YEAR ENDED 2006	2005	2004
Gross profit	$(124)	**$40,990**	$41,114	$30,372
Gross margin	100 bp	**21.6%**	22.6%	23.1%

The gross profit margin for fiscal 2006 declined 1 percentage point from 2005, but remained within the Company's historical range. The Company bids each new contract at a unique margin determined by its estimate of expected costs and competitive factors. As a result, the Company expects that individual contract margins will fluctuate. Total gross margin generally runs in a range of approximately 20% to 23% and the Company expects that range will continue in the foreseeable future. The Company defines gross profit as net sales less cost of sales.

Selling and Administrative Expense

(dollars in thousands)

	CHANGE 2006 vs. 2005	FISCAL YEAR ENDED 2006	2005	2004
Selling and administrative expense	$58	**$23,037**	$22,979	$18,828
Percent of sales	50 bp	**12.1%**	12.6%	14.3%

Selling and administrative expense in fiscal 2006 increased modestly from 2005 through a combination of higher salaries ($1.1 million), the cost associated with SFAS No. 123R ($0.6 million) and reduced incentive compensation ($1.8 million).

Selling and administrative expense increased in fiscal 2005, compared with fiscal 2004, primarily as a result of the inclusion of the Pittsburgh operation for a full year ($2.0 million), higher professional fees due to Sarbanes-Oxley compliance ($0.5 million), higher compensation costs due to higher headcount and wage inflation ($1.0 million), and higher accrued compensation costs due to improved performance in fiscal year 2005 ($0.3 million). As a percent of sales, selling and administrative expenses declined due to leverage on certain fixed expenses at higher sales levels.

Interest Expense

(dollars in thousands)

	CHANGE 2006 vs. 2005	FISCAL YEAR ENDED 2006	2005	2004
Interest expense	$336	**$2,083**	$1,747	$718

Interest expense increased in fiscal 2006 from prior years due to higher average debt levels to finance higher average levels of working capital throughout the year and higher average interest rates.

Interest expense increased in fiscal 2005 from the prior year due to higher average debt levels, significantly impacted by the borrowing of approximately $30 million to fund the acquisition of Pinnacle Electronics in February 2004.

Tax Expense from Continuing Operations
(dollars in thousands)

	CHANGE 2006 vs. 2005	FISCAL YEAR ENDED 2006	2005	2004
Tax expense from continuing operations	$261	**$6,256**	$5,995	$4,532

The effective income tax rate for fiscal 2006 was 39%, compared with 36% and 39% in fiscal years 2005 and 2004, respectively. The income tax provision in fiscal year 2006 was impacted by additional Sub Part F income from the Company's investment in its offshore captive insurance company.

The decrease in the tax rate in fiscal year 2005 versus the prior year reflects the recognition of certain research and experimentation tax credits ($245,000), previously reserved.

Discontinued Operations, Net of Tax
(dollars in thousands)

	FISCAL YEAR ENDED 2006	2005	2004
Loss from discontinued operations, (less applicable income tax benefit of $70, respectively)	$ —	$ —	$(114)
Income on disposal of discontinued operations of $20 (less applicable income tax expense of $8)	$ —	$ —	$ 12

Discontinued operations arose from the sale of the non-railroad ScadaNET Network™ remote equipment monitoring business in August 2003. See Note 2, "Acquisition, Discontinued Operations and Investments."

Net Earnings and Earnings Per Share
(dollars in thousands, except per-share data)

	FISCAL YEAR ENDED 2006	2005	2004
Net earnings from continuing operations	**$9,708**	$10,870	$6,971
Net loss from discontinued operations	**—**	—	(114)
Gain on disposal, net of tax	**—**	—	12
Net earnings	**$9,708**	$10,870	$6,869
Basic net earnings per share:			
Net earnings from continuing operations	**$ 0.64**	$ 0.72	$ 0.47
Loss from discontinued operations	—	—	(0.01)
Basic net earnings	**$ 0.64**	$ 0.72	$ 0.46
Diluted earnings per share:			
Net earnings from continuing operations	**$ 0.60**	$ 0.68	$ 0.45
Loss from discontinued operations	**—**	—	(0.01)
Diluted net earnings	**$ 0.60**	$ 0.68	$ 0.44

Fiscal 2006 included 52 weeks of operations, compared with 53 weeks in fiscal 2005 and 52 weeks in fiscal 2004.

Financial Condition and Liquidity

The following shows LaBarge's equity and total debt positions:

Stockholders' Equity and Debt
(dollars in thousands)

	FISCAL YEAR ENDED 2006	2005
Stockholders' equity	**$64,834**	$53,830
Debt	**41,668**	27,916

The Company's continuing operations used $8.6 million of cash in fiscal 2006 compared with providing $13.3 million in fiscal 2005. Net changes in advance payments from customers resulted in a use of $7.1 million and contributed $1.1 million to cash flow from continuing operations in fiscal 2006 and fiscal 2005, respectively. Day's sales outstanding declined in fiscal 2006 to 45 days from 50 days in fiscal 2005. Inventory turned 3.1 times in fiscal 2006 versus 3.2 times in fiscal 2005. The increase in inventory was for material acquired for contracts with expected delivery to occur within the next 12 to 15 months. Increases in accounts receivable and inventory in fiscal 2006 were major contributors to the negative cash flow from operations. The Company expects improvements in both these measures to increase cash flow from operations in the coming fiscal year, as year-end accounts receivable balances are collected and inventories are utilized to support fiscal 2007 shipments.

Investing activities, primarily capital expenditures, used $4.4 million in fiscal 2006. Currently, the Company's total debt-to-equity ratio is .64 to 1 versus .52 to 1 at the end of fiscal 2005.

Overall, management believes availability of funds going forward from cash generated from operations and available bank credit facilities should be sufficient to support the planned operations and capital expenditures of the Company's business for the next two fiscal years.

The following shows LaBarge's contractual obligations as of July 2, 2006:
(dollars in thousands)

	PAYMENT DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Long-term debt and capital lease obligations	$ 22,193	$ 5,791	$ 11,490	$ 4,912	$ —
Operating lease obligations	9,789	2,055	2,881	2,066	2,787
Total	$ 31,982	$ 7,846	$ 14,371	$ 6,978	$ 2,787

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. The Company believes there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior management discusses the accounting policies described below with the audit committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies that management believes are critical to the Company's consolidated financial statements and other financial disclosures. It is not intended to be a comprehensive list of all of our significant accounting policies that are more fully described in Note 1 of the Notes to the Consolidated Financial Statements.

Revenue Recognition and Cost of Sales

Revenue is generally recognized on the percentage-of-completion method based upon the units delivered. The percentage-of-completion method gives effect to the most recent contract value and estimates of cost at completion. When appropriate, contract prices are adjusted for increased scope and other changes ordered or caused by the customer. When percentage-of-completion is not appropriate, the Company recognizes revenue when title transfers, which is usually upon shipment. On a very limited number of contracts, at a customers' request, the Company will recognize revenue when ownership passes. As of July 2, 2006 and July 3, 2005, the Company has recognized revenue under these arrangements of $2.4 million and $2.0 million, respectively. The Company recognizes revenue for storage and other related services when the services are provided.

Management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Since some contracts extend over a long period of time, revisions in cost during the progress of work have the effect of adjusting current period earnings applicable to performance in prior periods. When the current contract cost estimate indicates a loss, provision is made for the total anticipated loss in the period the loss becomes evident.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. Inventory that has been held beyond specific time limits is automatically reserved. In addition, management regularly reviews inventory for obsolescence to determine whether any additional write-down is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. For the years ended July 2, 2006 and July 3, 2005, expense for obsolete or slow-moving inventory charged to income before income taxes was $0.9 million and $1.0 million, respectively.

Goodwill and Other Intangibles

The Company has adopted SFAS No. 142. Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the fourth quarter of 2006, the Company completed its annual impairment test and determined that estimates of fair value are reasonable. Different assumptions regarding such factors as sales levels and price changes, labor and material cost changes, interest rates and productivity could affect such valuations.

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation Number ("FIN") 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized or, continue to be recognized, upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements when it becomes effective for the Company in fiscal 2008 and is unable, at this time, to quantify the impact, if any, to retained earnings at the time of adoption.

Consolidated Statements of Income

(amounts in thousands, except per-share amounts)

	YEAR ENDED		
	JULY 2, 2006	JULY 3, 2005	JUNE 27, 2004
Net sales	**$ 190,089**	$ 182,294	$ 131,510
Cost and expenses:			
Cost of sales	**149,099**	141,180	101,138
Selling and administrative expense	**23,037**	22,979	18,828
Interest expense	**2,083**	1,747	718
Other income, net	**(94)**	(477)	(677)
Earnings from continuing operations before income taxes	**15,964**	16,865	11,503
Income tax expense	**6,256**	5,995	4,532
Net earnings from continuing operations	**9,708**	10,870	6,971
Discontinued operations:			
Loss from discontinued operations, (less applicable income tax benefit of $70)	**—**	—	(114)
Gain on disposal of discontinued operations of $20 (less applicable income tax expense of $8)	**—**	—	12
Net earnings	**$ 9,708**	$ 10,870	$ 6,869
Basic net earnings per share:			
Net earnings from continuing operations	**$ 0.64**	$ 0.72	$ 0.47
Net loss from discontinued operations	**—**	—	(0.01)
Basic net earnings	**$ 0.64**	$ 0.72	$ 0.46
Average shares outstanding	**15,156**	15,013	14,981
Diluted net earnings per share:			
Net earnings from continuing operations	**$ 0.60**	$ 0.68	$ 0.45
Net loss from discontinued operations	**—**	—	(0.01)
Diluted net earnings	**$ 0.60**	$ 0.68	$ 0.44
Average diluted shares outstanding	**16,102**	15,883	15,552

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(amounts in thousands, except share amounts)

	JULY 2, 2006	JULY 3, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 947	$ 820
Accounts and other receivables, net	29,759	23,371
Inventories	53,819	41,342
Prepaid expenses	1,743	974
Deferred tax assets, net	1,395	1,387
Total current assets	87,663	67,894
Property, plant and equipment, net	20,453	18,849
Intangible assets, net	2,743	3,388
Goodwill, net	24,292	24,292
Other assets, net	5,199	5,514
Total assets	$ 140,350	$ 119,937
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 19,475	$ 1,650
Current maturities of long-term debt	5,791	4,661
Trade accounts payable	15,714	10,026
Accrued employee compensation	7,783	9,511
Other accrued liabilities	1,961	2,609
Cash advances	5,395	11,445
Total current liabilities	56,119	39,902
Long-term advances from customers for purchase of materials	2,760	3,854
Deferred tax liabilities, net	235	746
Long-term debt	16,402	21,605
Stockholders' equity:		
Common stock, $.01 par value. Authorized 40,000,000 shares; 15,773,253 issued at July 2, 2006 and July 3, 2005, including shares in treasury	158	158
Additional paid-in capital	15,185	13,722
Retained earnings	52,431	42,723
Less cost of common stock in treasury, shares of 606,262 at July 2, 2006 and 723,345 at July 3, 2005	(2,940)	(2,773)
Total stockholders' equity	64,834	53,830
Total liabilities and stockholders' equity	$ 140,350	$ 119,937

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(amounts in thousands)

	YEAR ENDED		
	JULY 2, 2006	JULY 3, 2005	JUNE 27, 2004
Cash flows from operating activities:			
Net earnings	**$ 9,708**	$ 10,870	$ 6,869
Adjustments to reconcile net cash provided by operating activities:			
Gain on disposal of discontinued operations	—	—	(20)
Taxes payable on gain from discontinued operations (included in other accrued liabilities)	—	—	8
Net loss from discontinued operations	—	—	114
Loss on disposal of property, plant and equipment	**13**	16	1
Depreciation and amortization	**4,588**	4,302	2,938
Stock-based compensation	**1,452**	—	—
Other than temporary impairment of investment	**181**	415	—
Impairment of fixed assets	—	137	—
Realized gain (loss) on sale of investment	**(30)**	—	(224)
Deferred taxes	**(519)**	200	96
Other	**(20)**	—	(7)
Changes in assets and liabilities, net of acquisitions:			
Accounts and notes receivable, net	**(6,368)**	(1,036)	857
Inventories	**(12,477)**	(1,140)	(7,551)
Prepaid expenses	**(769)**	(120)	192
Trade accounts payable	**5,390**	(2,473)	1,340
Accrued liabilities	**(2,580)**	1,087	1,183
Advance payments	**(7,144)**	1,065	7,238
Net cash (used) provided by continuing operations	**(8,575)**	13,323	13,034
Net cash provided by discontinued operations	—	—	2
Net cash (used) provided by operating activities	**(8,575)**	13,323	13,036
Cash flows from investing activities:			
Acquisition of Pinnacle Electronics LLC	—	—	(43,348)
Additions to property, plant and equipment	**(3,997)**	(3,166)	(2,743)
Proceeds from disposal of property and equipment	**62**	2	7
Additions to other assets and intangibles	**(588)**	(846)	(145)
Purchase of securities available-for-sale	—	—	(1,425)
Proceeds from sale of securities available for sale	**89**	—	830
Proceeds from disposal of discontinued operations	—	—	225
Net cash (used) by investing activities	**(4,434)**	(4,010)	(46,599)
Cash flows from financing activities:			
Borrowings on revolving credit facility	**82,350**	55,000	20,100
Payments of revolving credit facility	**(64,525)**	(60,400)	(13,050)
Excess tax benefits from disqualifying stock options	**184**	—	—
Additions to long-term debt	—	—	25,000
Repayments of long-term debt	**(4,737)**	(4,419)	(1,403)
Issuance of treasury stock	**756**	551	737
Purchase of treasury stock	**(892)**	(76)	(1,058)
Additional capital contribution by shareholder	—	58	—
Net cash provided (used) by financing activities	**13,136**	(9,286)	30,326
Net increase (decrease) in cash and cash equivalents	**127**	27	(3,237)
Cash and cash equivalents at beginning of year	**820**	793	4,030
Cash and cash equivalents at end of period	**$ 947**	$ 820	$ 793
Non-cash transactions:			
Increase in capital lease obligations	**$ 664**	$ —	$ —

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(amounts in thousands, except share amounts)

	YEAR ENDED		
	JULY 2, 2006	JULY 3, 2005	JUNE 27, 2004
Stockholders' Equity			
Common stock, beginning of year	**$ 158**	$ 158	$ 158
Common stock, end of year	**158**	158	158
Paid-in capital, beginning of year	**13,722**	13,462	13,486
Additional capital contribution from shareholder	**—**	58	—
Stock compensation programs	**1,463**	202	(24)
Paid-in capital, end of year	**15,185**	13,722	13,462
Retained earnings, beginning of year	**42,723**	31,853	24,984
Net earnings for the year	**9,708**	10,870	6,869
Retained earnings, end of year	**52,431**	42,723	31,853
Accumulated other comprehensive (loss), beginning of year	**—**	157	—
Other comprehensive income (loss)	**—**	(157)	157
Accumulated other comprehensive income (loss), end of year	**—**	—	157
Treasury stock, beginning of year	**(2,773)**	(3,046)	(2,749)
Acquisition of treasury stock	**(892)**	(76)	(1,058)
Issuance of treasury stock	**725**	349	761
Treasury stock, end of year	**(2,940)**	(2,773)	(3,046)
Total stockholders' equity	**$ 64,834**	$ 53,830	$ 42,584
Comprehensive Income			
Net earnings	**$ 9,708**	$ 10,870	$ 6,869
Other comprehensive income (loss):			
Change in fair value of securities held for sale	**—**	(157)	157
Total comprehensive income	**$ 9,708**	$ 10,713	$ 7,026
Common Shares			
Common stock, beginning of year	**15,773,253**	15,773,253	15,773,253
Changes	**—**	—	—
Common stock, shares outstanding, end of year	**15,773,253**	15,773,253	15,773,253
Treasury Shares			
Treasury stock, beginning of year	**(723,345)**	(808,754)	(844,903)
Acquisition of shares	**(68,033)**	(6,315)	(189,743)
Issuance of shares	**185,116**	91,724	225,892
Treasury stock, end of year	**(606,262)**	(723,345)	(808,754)

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

The Company designs, engineers and produces sophisticated electronic systems and devices and complex interconnect systems on a contract basis for its customers in diverse markets.

Our contract manufacturing capabilities are marketed to companies desiring an engineering and manufacturing partner capable of developing and providing high-reliability electronic equipment, including products capable of performing in harsh environmental conditions, such as high and low temperature, severe shock and vibration. The Company serves customers in the defense, aerospace, natural resources, industrial, and other commercial markets. The group's engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Texas and Pennsylvania.

On February 17, 2004, the Company acquired substantially all the assets of Pinnacle Electronics LLC, a complimentary electronics manufacturing services business, for approximately $43.1 million.

On August 7, 2003, LaBarge, Inc. sold the non-railroad industry portion of its ScadaNET Network™ remote equipment monitoring businesses for $225,000. See Note 2, "Acquisitions, Discontinued Operations and Investments."

Principles of Consolidation

The consolidated financial statements include the accounts of LaBarge, Inc. and its wholly-owned subsidiaries. Investments in less than 20%-owned companies are accounted for at cost.

Accounting Period

The Company uses a fiscal year ending the Sunday closest to June 30. Fiscal year 2006 consisted of 52 weeks, compared with 53 weeks in fiscal year 2005 and 52 weeks in fiscal year 2004.

Segment Reporting Policy

The Company reports its operations as one segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition and Cost of Sales

Revenue is generally recognized on the percentage-of-completion method based upon the units delivered. The percentage-of-completion method gives effect to the most recent contract value and estimates of cost at completion. When appropriate, contract prices are adjusted for increased scope and other changes ordered or caused by the customer. When percentage-of-completion is not appropriate, the Company recognizes revenue when title transfers which is usually upon shipment. On a very limited number of contracts, at a customer's request, the Company will recognize revenue when ownership passes. As of July 2, 2006 and July 3, 2005, the Company has recognized revenue under these arrangements of $2.4 million and $2.0 million, respectively. The Company recognizes revenue for storage and other related services when the services are provided.

Management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Since some contracts extend over a long period of time, revisions in cost during the progress of work have the effect of adjusting current period earnings applicable to performance in prior periods. When the current contract cost estimate indicates a loss, provision is made for the total anticipated loss in the period the loss becomes evident.

Accounts Receivable

Accounts receivable have been reduced by an allowance for amounts that management estimates are uncollectable. This estimated allowance is based primarily on management's evaluation of the financial condition of the Company's customers.

The Company does not believe that concentration of accounts receivable is a significant credit risk due to the financial strength of the account debtors and collection experience.

Inventories

Inventories are valued at the lower of cost or market. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company procures materials and manufactures products to customer requirements. Raw materials are stated at the lower of cost or market as determined by the weighted average cost method.

Work in process consists of actual production costs, including factory overhead and tooling costs, reduced by costs attributable to units for which sales have been recognized. Such costs under contracts are determined by the average cost method based on the estimated average cost of all units expected to be produced under the contract. Inventories relating to long-term contracts are classified as current assets although a portion of the inventory is not expected to be realized within one year.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has considered future taxable income analyses and feasible tax planning strategies in assessing the need for the valuation allowance. Should the Company determine that it would not be able to recognize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination is made.

Goodwill and Other Intangibles

Intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over the estimated useful life. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. The Company estimates fair value using available information regarding expected future cash flows and a discount rate that is based upon the cost of capital specific to the Company.

Fair Value of Financial Instruments

The Company considered the carrying amounts of cash and cash equivalents, securities and other, including accounts receivable and accounts payable to approximate fair value because of the short maturity of these financial instruments.

The Company has considered amounts outstanding under the term loan and the Industrial Revenue Bonds and determined that carrying amounts recorded on the financial statement are consistent with the estimated fair value as of July 2, 2006.

Property, Plant and Equipment

Property, plant and equipment is carried at cost and includes additions and improvement which extend the remaining useful life of the assets. Depreciation is computed on the straight-line method.

Cash Equivalents

The Company considers cash equivalents to be temporary investments which are readily convertible to cash, such as certificates of deposit, commercial paper and treasury bills with original maturities of less than three months.

Cash Advances

The Company receives cash advances from customers under certain contracts. Cash advances are usually liquidated over the period of product deliveries.

Employee Benefit Plans

The Company has a contributory savings plan covering certain employees. The Company expenses all plan costs as incurred.

The Company offers a non-qualified deferred compensation program to certain key employees whereby they may defer a portion of their annual compensation for payment upon retirement plus a guaranteed return. The program is unfunded; however, the Company purchases Company-owned life insurance contracts through which the Company will recover a portion of its cost upon the death of the employee.

The Company also offers an employee stock purchase plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company recognizes an expense for the 15% discount.

Stock-Based Compensation

As of July 2, 2006, the Company had previously established a number of share incentive programs, which are discussed in more detail in Note 13. Prior to fiscal 2006, the Company applied the intrinsic value-based method as outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations, in accounting for stock options and share units granted under these programs. Under the intrinsic value-based method, no compensation expense was recognized if the exercise price of the Company's employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, prior to fiscal year 2006, no compensation cost was recognized in the accompanying consolidated statements of income on stock options granted to employees, since all options granted under the Company's share incentive programs had an exercise price equal to or greater than the market value of the underlying common stock on the date of the grant.

Effective July 4, 2005, the Company adopted SFAS "Share-Based Payment" ("SFAS No. 123R"). This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB No. 25. SFAS No. 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation expense on a prospective basis. Therefore, prior-period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been included in pro forma disclosures in prior periods. SFAS No. 123R also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

During the fiscal year ended July 2, 2006, the Company was notified that shares issued upon the exercise of incentive stock options ("ISOs") were sold prior to being held by the employee for 12 months. These disqualifying dispositions resulted in an excess tax benefit for the Company. Since the ISOs vested prior to adoption of SFAS No. 123R, the entire tax benefit of $184,000 was recorded as an increase to additional paid-in capital.

For the fiscal year ended July 2, 2006, total stock-based compensation was $1,452,000 ($902,000 after tax), equivalent to earnings per basic and diluted share of $0.06.

For the fiscal year ended July 2, 2006, stock-based compensation attributable to the adoption of SFAS No. 123R was $629,000 ($391,000 after tax), equivalent to earnings per basic and diluted share of $0.02.

As of July 2, 2006, the total unrecognized compensation expense related to nonvested awards, including stock options and performance units, was $1.2 million pretax and the period over which it is expected to be recognized is approximately 1.6 years.

The following table illustrates the effect on net income and earnings per share as if SFAS No. 123R had been applied to all outstanding awards for the years ended July 2, 2006, July 3, 2005 and June 27, 2004:

(dollars in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	JULY 2, 2006	JULY 3, 2005	JUNE 27, 2004
Net earnings, as reported	**$9,708**	$10,870	$6,869
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**902**	124	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(902)**	(1,021)	(295)
Pro forma net earnings	**9,708**	9,973	6,574
Net earnings per share:			
Basic – as reported	**$ 0.64**	$ 0.72	$ 0.46
Basic – pro forma	**0.64**	0.66	0.44
Diluted – as reported	**$ 0.60**	$ 0.68	$ 0.44
Diluted – pro forma	**0.60**	0.63	0. 42

No stock options were issued in the year ended July 2, 2006. On January 11, 2005, the Company awarded performance units tied to fiscal year 2006 financial performance to certain key executives. Compensation expense related to these awards was recognized in the 2006 fiscal year, and 79,693 shares are included in the dilutive shares, as the performance condition had been met at July 2, 2006. On January 11, 2005, the Company awarded performance units tied to fiscal year 2005 financial performance to certain key executives. The Company issued 56,251 shares related to this award and related compensation expense was recognized in fiscal years 2006 and 2005.

All stock options were granted at prices not less than fair market value of the common stock at the grant date. The fair value of stock options granted in fiscal years 2005 and 2004 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.8% and 3.3%, respectively; expected dividend yield of 0%; expected life of six years; and expected volatility of 66.5% and 49%, respectively.

All stock options outstanding at July 2, 2006 and July 3, 2005 were dilutive and included in the computation of diluted earnings per share. Options to purchase 59,275 shares (at a per-share price of $5.97 to $7.24) were outstanding during the fiscal year ended June 27, 2004 and were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of common shares. These options expire in various periods through 2014.

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation Number ("FIN") 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized or, continue to be recognized, upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact FIN 48 will have on its consolidated financial statements when it becomes effective for the Company in fiscal 2008 and is unable, at this time, to quantify the impact, if any, to retained earnings at the time of adoption.

2. Acquisitions, Discontinued Operations and Investments

Acquisitions

On February 17, 2004, the Company acquired substantially all of the assets of Pinnacle Electronics LLC. The acquired assets supplement the Company's electronics manufacturing services ("EMS") business with a leased location in metropolitan Pittsburgh, Pennsylvania, adding substantial commercial/industrial sales to the Company's customer mix. Pinnacle's commercial/industrial market expertise, supported by a strong management team, supplements the Company's historic position in the government/defense marketplace.

The Pittsburgh operation designs, engineers and manufactures printed circuit card assemblies, cables and harnesses, full "box-build" assemblies and electronic/electromechanical systems for customer applications in a variety of commercial/industrial markets.

The purchase price for the acquired assets was $43.1 million, which included a post-closing working capital adjustment of approximately $2.1 million, funded by senior bank debt and cash on hand. In addition, the Company assumed working capital liabilities of approximately $3.7 million, primarily trade accounts payable, and incurred transaction costs of approximately $0.3 million.

Under the purchase method of accounting, the initial purchase price is allocated to Pinnacle's net tangible and intangible assets and liabilities based upon their fair value as of the date of the acquisition. The final purchase price allocation, which included purchase price adjustments of $179,000, is as follows:

(dollars in thousands)

	At July 3, 2005
Current assets	$14,791
Property and equipment	4,350
Intangible assets	3,800
Goodwill	24,089
Total assets acquired	47,030
Current liabilities	3,678
Long-term liabilities	4
Total liabilities assumed	3,682
Net assets acquired	$43,348

The Company believes that substantially all of the goodwill will be deductible for tax purposes. Intangible assets consist of $3.4 million of a "Customer List" asset which will be amortized over six years and $0.4 million of "Employee Non-Compete Contracts" assets which will be amortized over three and one half years.

The following table represents LaBarge's pro forma consolidated results of operations as if the acquisition of Pinnacle had occurred at the beginning of each period presented. Such results have been prepared by adjusting the historical LaBarge results to include Pinnacle results of operations and incremental interest and other expenses related to acquisition debt. The pro forma results do not include any cost savings that may result from the combination of LaBarge and Pinnacle operations. The pro forma results may not necessarily reflect the consolidated operations that would have existed had the acquisition been completed at the beginning of such periods nor are they necessarily indicative of future results.

(dollars in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	July 2, 2006 actual	July 3, 2005 actual	June 27, 2004 pro forma (unaudited)
Net sales	**$190,089**	$182,294	$156,339
Net earnings	**9,708**	10,870	8,054
Basic earnings per share	**$ 0.64**	$ 0.72	$ 0.54
Diluted earnings per share	**0.60**	0.68	0.52

Discontinued Operations

On August 7, 2003, the Company sold the remainder of its ScadaNET Network™ business for $225,000 cash. The Company recorded a $20,000 pretax gain on the transaction. This sale completed the Company's exit from the ScadaNET Network™ business. On November 1, 2002, LaBarge, Inc. sold the railroad industry portion of its ScadaNET Network™ remote equipment monitoring business to GE Transportation Systems Global Signaling LLC, Grain Valley, Missouri. The ScadaNET Network remote equipment monitoring business had been operated as the Network Technologies Group.

(dollars in thousands)

	FISCAL YEAR ENDED		
	July 2, 2006	July 3, 2005	June 27, 2004
ScadaNET Network business	—	—	38
Net sales on discontinued operations	$ —	$ —	$ 38
ScadaNET Network business	—	—	(114)
Loss on discontinued operations, net of tax	$ —	$ —	$(114)

3. Gross and Net Sales

Gross and net sales consist of the following:
(dollars in thousands)

	FISCAL YEAR ENDED		
	July 2, 2006	July 3, 2005	June 27, 2004
Gross sales	**$191,305**	$182,863	$133,084
Less sales discounts	**1,216**	569	1,574
Net sales	**$190,089**	$182,294	$131,510

Geographic Information

The Company has no sales offices or facilities outside of the United States. Sales for exports did not exceed 10% of total sales in any fiscal year.

Customer Information

Customers accounting for more than 10% of net sales for the years ended July 2, 2006, July 3, 2005 and June 27, 2004 were as follows:

CUSTOMER	2006	2005	2004
1	**12%**	11%	17%
2	**12**	11	10
3	**11**	10	9

4. Accounts and Other Receivables

Accounts and other receivables consist of the following:
(dollars in thousands)

	July 2, 2006	July 3, 2005
Billed shipments, net of progress payments	**$28,886**	$23,352
Less allowance for doubtful accounts	**174**	326
Trade receivables, net	**28,712**	23,026
Other current receivables	**1,047**	345
	$29,759	$23,371

Progress payments are payments from customers in accordance with contractual terms for contract costs incurred to date. Such payments are recognized as revenue when the completed units are shipped.

At July 2, 2006, the amounts due from the three largest accounts receivable debtors and the percentage of total accounts receivable represented by those amounts were $4.9 million (17%), $2.4 million (8%), and $2.1 million (7%). This compares with $3.0 million (15%), $2.8 million (13%), and $2.5 million (12%) at July 3, 2005.

Included in other current receivables at July 2, 2006 was $885,000 related to a contractually guaranteed reimbursement for a manufacturing feasibility study.

Allowance for Doubtful Accounts

This account represents amounts that may be uncollectible in future periods.

YEAR	BALANCE BEGINNING OF PERIOD	ADDITIONS/ (RECOVERIES) CHARGED TO EXPENSE	DEDUCTIONS	BALANCE END OF PERIOD
2004	$100	$296	$ 27	$369
2005	369	(38)	5	326
2006	**326**	**(65)**	**87**	**174**

5. Inventories

Inventories consist of the following:
(dollars in thousands)

	JULY 2, 2006	JULY 3, 2005
Raw materials	**$35,889**	$29,324
Work in progress	**17,930**	12,018
	$53,819	$41,342

In accordance with contractual agreements, the U.S. Government has a security interest in inventories identified with contracts for which progress payments have been received.

For the fiscal years ended July 2, 2006, July 3, 2005 and June 27, 2004, expense for obsolete or slow moving inventory charged to income before income taxes was $0.9 million, $1.0 million and $0.8 million, respectively.

6. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:
(dollars in thousands)

	JULY 2, 2006	JULY 3, 2005	ESTIMATED USEFUL LIFE IN YEARS
Land	**$ 2,458**	$ 2,458	—
Building and improvements	**9,090**	8,847	5-33
Leasehold improvements	**3,838**	3,160	2-10
Machinery and equipment	**23,755**	19,853	2-12
Furniture and fixtures	**1,947**	1,911	5-20
Computer equipment	**2,583**	3,492	3
Construction in progress	**220**	537	—
	43,891	40,258	
Less accumulated depreciation	**23,438**	21,409	
	$20,453	$18,849	

Depreciation expense was $3.3 million, $3.2 million and $2.4 million for the fiscal years ended July 2, 2006, July 3, 2005 and June 27, 2004 respectively.

7. Intangible Assets, Net

Intangible assets, net, are summarized as follows:
(dollars in thousands)

	JULY 2, 2006	JULY 3, 2005
Software	**$ 3,228**	$ 2,722
Less accumulated amortization	**2,661**	2,192
Net software	**567**	530
Customer list	**3,400**	3,400
Less accumulated amortization	**1,351**	785
Net customer list	**2,049**	2,615
Other, net	**127**	243
	$ 2,743	$ 3,388

Intangibles are amortized over a three- to six-year period. Amortization expense was $1.2 million, $1.1 million and $0.5 million for the fiscal years ended July 2, 2006, July 3, 2005 and June 27, 2004, respectively.

The Company anticipates that amortization expense will approximate $1.3 million for fiscal years 2007, $1.2 million for fiscal year 2008, $1.1 million for fiscal year 2009, $0.8 million for fiscal year 2010 and $0.5 million for fiscal year 2011.

8. Goodwill

Goodwill is summarized as follows:
(dollars in thousands)

	JULY 2, 2006	JULY 3, 2005
Goodwill	**$24,492**	$24,492
Less accumulated amortization	**200**	200
Net goodwill	**$24,292**	$24,292

There were no changes in the carrying amount of goodwill for the period ended July 2, 2006.

9. Other Assets

Other assets is summarized as follows:

(dollars in thousands)

	July 2, 2006	July 3, 2005
Cash value of life insurance	**$ 4,285**	$ 3,934
Deposits, licenses and other, net	**390**	688
Securities held for sale	**264**	504
Deferred financing costs, net	**173**	239
Other	**87**	149
	$ 5,199	$ 5,514

The Company's investment in securities held for sale of $264,000 at July 2, 2006, consists of 1.6 million shares of Norwood Abbey Ltd. This investment is the result of shares and options acquired as a partial settlement of a note receivable.

In the year ended July 2, 2006, the Company sold 210,000 shares at a pretax gain of $30,000. In addition, an other-than-temporary write down of the remaining shares occurred in the year ended July 2, 2006, resulting in the recognition of $181,000 pretax expense ($112,000 after-tax).

10. Short- and Long-Term Obligations

Short-term borrowings, long-term debt and the current maturities of long-term debt consist of the following:

(dollars in thousands)

	July 2, 2006	July 3, 2005
Short-term borrowings:		
Revolving credit agreement:		
Balance at year-end	**$19,475**	$ 1,650
Interest rate at year-end	**7.28%**	6.25%
Average amount of short-term borrowings outstanding during period	**$ 8,729**	$ 7,922
Average interest rate for fiscal year	**6.85%**	4.48%
Maximum short-term borrowings at any month-end	**$19,475**	$11,650
Senior long-term debt:		
Senior lender:		
Term loan	**$15,750**	$20,000
Mortgage loan	**5,483**	5,738
Other	**960**	528
Total senior long-term debt	**22,193**	26,266
Less current maturities	**5,791**	4,661
Long-term debt, less current maturities	**$16,402**	$21,605

The average interest rate was computed by dividing the sum of daily interest costs by the sum of the daily borrowings for the respective periods.

Total cash payments for interest in fiscal years 2006, 2005 and 2004 were $1.9 million, $1.6 million and $0.6 million, respectively.

The Company entered into a senior loan agreement on February 17, 2004, which was amended in February 2006. The Company incurred $330,000 of financing costs that have been deferred and will be amortized over a period beginning May 2004 and ending February 2009. At July 2, 2006, the unamortized amount was $173,000.

Senior Lender:

The Company entered into a senior secured loan agreement with a group of banks on February 17, 2004 that was amended on February 10, 2006, increasing the revolving credit facility by $10.0 million. The following is a summary of the agreement:

- A revolving credit facility up to $30.0 million, available for direct borrowings or letters of credit. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventories. As of July 2, 2006, outstanding loans under the revolving credit facility were $19.5 million. Letters of credit outstanding were $1.6 million, and $8.9 million was available at July 2, 2006. This credit facility matures on February 17, 2009.
- A $25.0 million term loan amortized beginning May 2004, at a quarterly rate of $1.0 million, increased to $1.25 million in May 2006 and increasing to $1.5 million in May 2007. Final maturity is February 2009. As of July 2, 2006, the amount outstanding was $15.8 million.
- On April 15, 2004, the Company entered into an Interest Rate Cap Agreement with a bank. This Cap Agreement caps the Company's exposure to increases in LIBOR at 4% for a period of three years on a notional amount beginning at $24.0 million and amortizing on a schedule that matches amortization of the $25.0 million term loan dated February 17, 2004. As a result of this Cap Agreement, for the year-ended period, interest expense was reduced by $72,000.
- Interest on both loans is at a percentage of prime or a stated rate over LIBOR based on certain ratios. For the year ended July 2, 2006, the average rate was approximately 5.89%.
- Both loans are secured by substantially all the assets of the Company other than real estate.

- Covenants and performance criteria consist of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") in relation to debt, EBITDA in relation to fixed charges and minimum net worth. The Company is in compliance with its borrowing agreement covenants as of July 2, 2006.

Other Long-term Debt:

Mortgage Loan:

The Company has a $6.4 million term loan secured by the Company's headquarters building in St. Louis, Missouri. The loan repayment schedule is based on a 25-year amortization with a final balloon payment due in October 2009. The balance at July 2, 2006 was $5.5 million. Interest is at a percentage of prime or a stated rate over LIBOR based on certain ratios. For the year ended July 2, 2006, the average rate was approximately 4.82%.

Industrial Revenue Bonds:

In July 1998, the Company acquired tax-exempt Industrial Revenue Bond financing in the amount of $1.3 million. The debt is payable over 10 years with an interest rate of 5.28%. This funding was used to expand the Berryville, Arkansas, facility. The outstanding balance at July 2, 2006 was $369,000.

Capital Lease Obligations:

In October 2005, the Company entered into a capital lease agreement to fund the purchase of machinery with a fair market value of $664,000. The lease is for five years with an interest rate of 6.18%. The obligation outstanding at July 2, 2006 was $587,000.

The aggregate maturities of long-term obligations are as follows:
(dollars in thousands)

FISCAL YEAR	
2007	$ 5,791
2008	6,553
2009	4,937
2010	4,861
2011	51
Thereafter	—
Total	$22,193

11. Related Party Transactions

During the year ended July 3, 2005, a shareholder, holding more than 10% of the Company's outstanding shares, sold shares of LaBarge Common Stock in transactions deemed to be short-swing sales. Under Section 16(b) of the Securities Exchange Act of 1934, the shareholder was required to disgorge to the Company the profits realized from the stock sale in the amount of approximately $58,000. The Company accounted for the cash receipt as a contribution from a shareholder and reflected the proceeds as an increase to additional paid-in capital in its financial statements. Proceeds from this sale did not affect the Company's consolidated statement of income.

12. Operating Leases

The Company operates certain of its manufacturing facilities in leased premises and with leased equipment under noncancellable operating lease agreements having an initial term of more than one year and expiring at various dates through 2020. The real property leases require the Company to pay maintenance, insurance and real estate taxes.

Rental expense under operating leases is as follows:
(dollars in thousands)

	FISCAL YEAR ENDED		
	JULY 2, 2006	JULY 3, 2005	JUNE 27, 2004
Initial term of more than one year	**$ 2,121**	$ 2,098	$ 1,754
Short-term rentals	**143**	89	288
	$ 2,264	$ 2,187	$ 2,042

At July 2, 2006, the future minimum lease payments under operating leases with initial noncancellable terms in excess of one year are as follows:
(dollars in thousands)

FISCAL YEAR	
2007	$ 2,055
2008	1,592
2009	1,289
2010	1,245
2011	821
Thereafter	2,787

The $2.8 million thereafter relates to obligations under long-term facility leases in Huntsville, Arkansas, and Houston, Texas.

13. Employee Benefit Plans

The Company has a qualified contributory savings plan under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. The plan allows eligible employees to contribute up to 60% of their compensation, with the Company matching 50% of the first $25 per month and 25% of the excess on the first 8% of this contribution. During 2006, 2005 and 2004, Company matching contributions were $449,000, $428,000 and $365,000, respectively.

At the discretion of the Board of Directors, the Company may also make contributions dependent on profits each year for the benefit of all eligible employees under the plan. There were no such contributions for 2006, 2005 and 2004.

The Company has a deferred compensation plan for selected employees who, due to Internal Revenue Service guidelines, cannot take full advantage of the contributory savings plan. This plan, which is not required to be funded, allows eligible employees to defer portions of their current compensation and the Company guarantees an interest rate of between prime and prime plus 2%. To support the deferred compensation plan, the Company may elect to purchase Company-owned life insurance. The increase in the cash value of the life insurance policies exceeded the premiums paid by $79,000, $73,000 and $78,000 in fiscal years 2006, 2005 and 2004, respectively. The cash surrender value of the Company-owned life insurance related to deferred compensation is included in other assets along with other policies owned by the Company, and was $1.4 million at July 2, 2006, compared with $1.3 million at July 3, 2005. The liability for the deferred compensation and interest thereon is in accrued employee compensation and was $3.7 million at July 2, 2006 versus $3.2 million at July 3, 2005.

The Company has an employee stock purchase plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. For the year ended July 2, 2006, 21,690 shares were purchased in the amount of $325,000, for which the Company recognized expense of approximately $55,000. For the year ended July 3, 2005, 27,469 shares were purchased in the amount of $278,000, for which the Company recognized expense of approximately $113,000. For the year ended June 27, 2004, 57,337 shares were purchased in the amount of $261,000, of which the Company recognized expense of approximately $75,000.

14. Other Income, Net

The components of other income, net, are as follows:

(dollars in thousands)

	FISCAL YEAR ENDED		
	JULY 2, 2006	JULY 3, 2005	JUNE 27, 2004
Interest income	**$ 7**	$ 10	$ 37
Property rental income	**835**	1,039	1,025
Property rental expense	**(603)**	(640)	(566)
Other, net	**(145)**	68	181
	$ 94	$ 477	$ 677

The Company owns its headquarters building in St. Louis, Missouri, and leases a significant portion of the facilities to third parties. Rental income represents rent receipts from these third parties.

For the year ended July 2, 2006, Other, net includes a $181,000 other-than-temporary impairment of the Company's investment in Norwood Abbey (see Note 9), offset by a realized $30,000 gain on the sale of 210,000 shares of Norwood Abbey.

For the year ended July 3, 2005, Other, net includes a $415,000 other-than-temporary impairment of the Company's investment in Norwood Abbey (see Note 9), offset by a $385,000 gain on a lease termination fee and $56,000 receipt of a death benefit under a life insurance benefit program. In 2004, Other, net includes income of $225,000 relating to the sale of a portion of the Company's investment in Norwood Abbey.

15. Income Taxes

Total income tax expense (benefit) was allocated as follows:
(dollars in thousands)

	July 2, 2006	July 3, 2005	June 27, 2004
Current:			
U.S. Federal	**$ 5,716**	$ 4,889	$ 3,618
State and Local	**1,059**	902	817
Total	**$ 6,775**	$ 5,791	$ 4,435
Deferred:			
U.S. Federal	**$ (469)**	$ 185	$ 79
State and Local	**(50)**	19	18
Total	**$ (519)**	$ 204	$ 97
Income tax expense from continuing operations:			
U.S. Federal	**$ 5,247**	$ 5,074	$ 3,697
State and Local	**1,009**	921	835
Total	**$ 6,256**	$ 5,995	$ 4,532
Discontinued operations:			
U.S. Federal	**$ —**	$ —	$ (66)
State and Local	**—**	—	(4)
Total	**$ —**	$ —	$ (70)

Income tax expense (benefit) from continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 35% as a result of the following:

(dollars in thousands)

	July 2, 2006	July 3, 2005	June 27, 2004
Computed "expected" tax expense	**$5,587**	$5,903	$3,908
Increase (reduction) in income taxes resulting from:			
Federal tax credit – current year	**(55)**	(81)	(72)
Tax exposure adjustment	**(99)**	(245)	—
State and local tax, net	**622**	599	551
Other	**201**	(181)	145
Total	**$6,256**	$5,995	$4,532

The Company regularly reviews its potential tax liabilities for tax years subject to audit. Based on reviews during 2006 and 2005, the Company determined that adjustments to tax expense were necessary. The net reduction of approximately $99,000 in fiscal year 2006 and $245,000 in fiscal year 2005 were tax exposure adjustments.

In October 2004, the American Jobs Creation Act of 2004 was signed into law. The new law phases out the Extraterritorial Income Exclusion ("EIE") benefit, phases in a new deduction on U.S. manufacturing income, and allows the repatriation of undistributed foreign earnings at a reduced rate in 2005 subject to certain limitations. Due to the fact that the Company's fiscal and tax year began June 28, 2004, the new law did not impact the Company's fiscal year 2005 provision materially. The only impact on the Company's provision was a slight reduction in the EIE benefit earned in the last six months of the year. The Company has no foreign earnings to repatriate and the new manufacturing deductions did not become effective for the Company until fiscal year 2006.

In fiscal year 2006, the new law resulted in a reduction of $185,000 in the tax provision.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:
(dollars in thousands)

	July 2, 2006	July 3, 2005
Deferred tax assets:		
Inventories due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986 and inventory reserves	**$ 657**	$ 653
Deferred compensation	**2,005**	1,300
Loss reserves on long-term contracts	**298**	248
Accrued vacation	**440**	361
Other than temporary impairment of asset – held for sale	**197**	160
Other	**67**	177
Total gross deferred tax assets	**$ 3,664**	$ 2,899
Deferred tax liabilities:		
Goodwill and intangibles, due to Pinnacle acquisition	**$ (1,121)**	$ (652)
Property, plant and equipment, principally due to differences in depreciation methods	**(1,278)**	(1,524)
Other	**(105)**	(81)
Total gross deferred tax liabilities	**$ (2,504)**	$ (2,257)
Net deferred tax assets	**$ 1,160**	$ 642

A valuation allowance is provided, if necessary, to reduce the deferred tax assets to a level, which, more likely than not, will be realized. The net deferred tax assets reflect management's belief that it is more likely than not that future operating results will generate sufficient taxable income to realize the deferred tax assets.

Total cash payments for federal and state income taxes were $8.0 million for fiscal 2006, $5.9 million for fiscal 2005 and $3.4 million for fiscal 2004.

16. Earnings Per Share

Basic and diluted earnings (loss) per share are computed as follows:

(amounts in thousands, except earnings per-share amounts)

	July 2, 2006	July 3, 2005	June 27, 2004
Net earnings from continuing operations	**$9,708**	$10,870	$6,971
Net loss from discontinued operations	—	—	(114)
Gain (loss) on disposal, net of tax	—	—	12
Net earnings	**$9,708**	$10,870	$6,869
Basic net earnings per share:			
Net earnings from continuing operations	**$ 0.64**	$ 0.72	$ 0.47
Net loss from discontinued operations	—	—	(0.01)
Gain (loss) on disposal, net of tax	—	—	—
Basic net earnings	**$ 0.64**	$ 0.72	$ 0.46
Diluted net earnings per share:			
Net earnings from continuing operations	**$ 0.60**	$ 0.68	$ 0.45
Net loss from discontinued operations	—	—	(0.01)
Gain (loss) on disposal, net of tax	—	—	—
Diluted net earnings per share	**$ 0.60**	$ 0.68	$ 0.44

Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive share options and performance units by using the treasury stock method.

(in thousands)

	July 2, 2006	July 3, 2005	June 27, 2004
Average shares outstanding – basic	**15,156**	15,013	14,981
Dilutive options and performance units	**946**	870	571
Adjusted average shares outstanding – diluted	**16,102**	15,883	15,552

17. Stock Programs

The Company has established the 1993 Incentive Stock Option Plan, the 1995 Incentive Stock Option Plan, and the 1999 Non-Qualified Stock Option Plan (collectively, the "Plans"). The Plans provide for the issuance of up to 2,200,000 shares to be granted in the form of stock-based awards to key employees of the Company. In addition, pursuant to the 2004 Long Term Incentive Plan ("LTIP"), the Company provides for the issuance of up to 850,000 shares to be granted in the form of stock-based awards to certain key employees and nonemployee directors. The Company may satisfy the awards upon exercise with either new or treasury shares. The Company's stock compensation awards outstanding at July 2, 2006 include stock options, restricted stock and performance units.

Also, the Company has an Employee Stock Purchase Plan that allows any eligible employee to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company has always recognized as expense the difference between the price the employee pays and the market price of the stock on the last day of the quarter.

For the year ended July 2, 2006, stock-based compensation attributable to the adoption of SFAS No. 123R was $629,000 ($391,000 after tax), equivalent to earnings per basic and diluted share of $0.02.

As of July 2, 2006, the total unrecognized compensation expense related to nonvested awards, including stock options, restricted shares and performance units, was $1.2 million pretax and the period over which it is expected to be recognized is approximately 1.6 years.

A summary of the Company's Plans as of July 2, 2006 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE FAIR VALUE GRANTED OPTION
Outstanding at June 29, 2003	1,562,863	$ 2.94	791,840	$ 3.05	
Canceled	(72,477)	3.11	—	—	
Granted	322,000	3.56	—	—	$ 1.80
Exercised	(168,555)	2.80	—	—	
Outstanding at June 27, 2004	1,643,831	3.06	913,196	3.00	
Canceled	(20,957)	2.50	—	—	
Granted	316,902	8.54	—	—	$ 5.33
Exercise	(59,200)	2.51	—	—	
Outstanding at July 3, 2005	1,880,576	3.96	1,100,226	2.92	
Canceled	**(3,750)**	**8.54**	—	—	
Granted	—	—	—	—	**$ —**
Exercised	**(105,675)**	**3.43**	—	—	
Outstanding at July 2, 2006	**1,771,151**	**$ 3.94**	**1,573,119**	**$ 3.52**	

The following table summarizes information about stock options outstanding:

	OUTSTANDING OPTIONS				EXERCISABLE OPTIONS		
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT JULY 2, 2006 (IN YEARS)	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE[1] (IN MILLIONS)	NUMBER EXERCISABLE AT JULY 2, 2006	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE[1] (IN MILLIONS)
$2.50 – $3.56	1,401,086	4.7	$2.82	$ —	1,357,755	$2.82	$ —
$3.57 – $5.96	27,513	1.1	5.86	—	27,513	5.86	—
$5.97– $8.54	342,552	7.4	8.36	—	187,851	8.22	—
$2.50 – $8.54	1,771,151	5.1	$3.94	$16.5	1,573,119	$3.52	$15.3

[1] *The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option.*

The total intrinsic value of stock options exercised during the fiscal year ended July 2, 2006 and July 3, 2005 was $1.2 million and $0.4 million, respectively. The exercise period for all stock options generally may not exceed 10 years from the date of grant. Stock option grants to individuals generally become exercisable over a service period of one to five years.

There were no stock options granted in the fiscal year ended July 2, 2006.

Performance Units

The Company made awards under the LTIP in January 2005. The Company's LTIP provides for the issuance of performance units, which will be settled in stock subject to the achievement of the Company's financial goals. Settlement will be made pursuant to a range of opportunities relative to net earnings. No settlement will occur for results below the minimum threshold and additional shares shall be issued if the performance exceeds the targeted goals. The compensation cost of performance units is subject to adjustment based upon the attainability of the target goals.

Upon achievement of the performance goals, restricted shares are awarded in the employee's name but are still subject to a two-year vesting condition. If employment is terminated (other than due to death or disability) prior to the vesting period, the shares are forfeited. Compensation expense is recognized over the performance period plus vesting period. The awards are treated as a liability award during the performance period and as an equity award once the performance targets are settled.

During the fiscal year ended July 2, 2006, the Company issued 57,751 shares of restricted stock, subject to the two-year vesting condition, associated with the fiscal 2005 award. In addition, the Company recorded compensation expense for the awards granted for fiscal 2006.

Compensation expense of $757,000 ($470,000 after tax) related to the LTIP was recorded in the fiscal year ended July 2, 2006, compared with $203,000 ($124,000 after tax) in the fiscal year ended July 3, 2005.

18. Litigation and Contingencies

In March 2004, the Company received notice from the Library of Congress ("LOC") that the LOC was seeking financial restitution in the amount of $1.8 million stemming from the Company's production of audiocassette machines during the period 1992 through 1996. The LOC claimed the machines were defective. The Company disputed the LOC's position.

During the fiscal year ended July 2, 2006, in order to avoid future legal expenses, the Company paid $50,000 to settle all claims related to this issue, without an admission of liability.

In March 2005, the Company entered into a contract with Northrop Grumman Corporation to supply equipment used on mail sorting machines. The equipment to be manufactured and the services to be performed have undergone hundreds of design and component changes. The Company has negotiated a settlement of the claims arising from these changes. During the year ended July 2, 2006, the Company recovered its costs under the claim.

19. Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is set forth below:
(amounts in thousands, except per-share amounts)

FY2006	OCTOBER 2, 2005	JANUARY 1, 2006	APRIL 2, 2006	JULY 2, 2006
Net sales	$ 39,639	$ 48,147	$ 47,273	$ 55,030
Cost of sales	30,141	37,680	37,483	43,795
Selling and administrative expense	5,625	5,835	5,509	6,068
Interest expense	404	449	554	676
Other (income) expense, net	(33)	(114)	17	35
Net earnings before income taxes	3,502	4,297	3,710	4,456
Income tax expense	1,471	1,634	1,405	1,746
Net earnings	$ 2,031	$ 2,663	$ 2,305	$ 2,710
Basic net earnings per share:				
Basic net earnings	$ 0.13	$ 0.18	$ 0.15	$ 0.18
Average shares outstanding	15,084	15,149	15,187	15,203
Diluted earnings per share:				
Diluted net earnings	$ 0.13	$ 0.17	$ 0.14	$ 0.17
Average diluted shares outstanding	16,069	16,056	16,125	16,163

FY2005	OCTOBER 3, 2004	JANUARY 2, 2005	APRIL 3, 2005	JULY 3, 2005
Net sales	$ 43,634	$ 48,718	$ 44,837	$ 45,105
Cost of sales	33,594	38,176	34,706	34,704
Selling and administrative expense	5,858	5,812	5,972	5,337
Interest expense	514	405	426	402
Other (income) expense, net	(89)	(113)	(228)	(47)
Net earnings before income taxes	3,757	4,438	3,961	4,709
Income tax expense	1,454	1,717	954	1,870
Net earnings	$ 2,303	$ 2,721	$ 3,007	$ 2,839
Basic net earnings per share:				
Basic net earnings	$ 0.15	$ 0.18	$ 0.20	$ 0.19
Average shares outstanding	14,975	15,006	15,026	15,048
Diluted earnings per share:				
Diluted net earnings	$ 0.15	$ 0.17	$ 0.19	$ 0.18
Average diluted shares outstanding	15,664	15,816	15,938	16,061

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act of 1934, as amended, Rule 13a-15(f)). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of July 2, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, our management has concluded that, as of July 2, 2006, our internal control over financial reporting is effective based on its evaluation. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LaBarge, Inc.:

We have audited the accompanying consolidated balance sheets of LaBarge, Inc. and subsidiaries as of July 2, 2006 and July 3, 2005, and related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended July 2, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaBarge, Inc. and subsidiaries as of July 2, 2006 and July 3, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended July 2, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 123R "Share-Based Payments," effective July 4, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LaBarge, Inc.'s and subsidiaries internal control over financial reporting as of July 2, 2006, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 6, 2006, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

St. Louis, Missouri
September 6, 2006

To the Board of Directors and Stockholders of LaBarge, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting on the previous page that LaBarge, Inc. and subsidiaries maintained effective internal control over the financial reporting as of July 2, 2006, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LaBarge, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that LaBarge, Inc. and subsidiaries maintained effective internal control over financial reporting as of July 2, 2006, is fairly stated, in all material respects, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, LaBarge, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of July 2, 2006, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LaBarge, Inc. and subsidiaries as of July 2, 2006 and July 3, 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended July 2, 2006, and our report dated September 6, 2006, expressed an unqualified opinion on those consolidated financial statements. Our report also refers to the adoption of Statement of Financial Accounting Standards No. 123R "Share-Based Payments," effective July 4, 2005.

KPMG LLP

St. Louis, Missouri
September 6, 2006

Board of Directors



Robert H. Chapman ◆
Chairman of the Board
and Chief Executive Officer
Barry-Wehmiller Companies, Inc.
St. Louis, Missouri



Robert G. Clark ■ ●
Chairman of the Board
and Chief Executive Officer
Clayco, Inc.
St. Louis, Missouri



Thomas A. Corcoran ■ ●
President
Corcoran Enterprises, LLC
Potomac, Maryland



John G. Helmkamp, Jr. ◆
Retired
Formerly, Chairman of the Board
and Chief Executive Officer
Illinois State Bank and Trust
Alton, Illinois



Craig E. LaBarge
Chief Executive Officer
and President
LaBarge, Inc.
St. Louis, Missouri



Lawrence J. LeGrand ◆
Executive Vice President
Plancorp, Inc.
St. Louis, Missouri



Jack E. Thomas, Jr. ■ ●
President, Chief Executive Officer
and Chairman of the Board
Coin Acceptors, Inc.
St. Louis, Missouri

◆ Member of Audit Committee
■ Member of Human Resources Committee
● Member of Nominating Committee

Corporate Officers

Craig E. LaBarge
Chief Executive Officer and President

Randy L. Buschling
Vice President and Chief Operating Officer

Donald H. Nonnenkamp
Vice President, Chief Financial Officer and Secretary

Vernon R. Anderson
Vice President, Operations

Teresa K. Huber
Vice President, Operations

John R. Parmley
Vice President, Sales and Marketing

Stockholder Information

Corporate Offices

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1102
314-997-0800
www.labarge.com

Stock Exchange Information

LaBarge, Inc. Common Stock is listed and trades on the American Stock Exchange. The ticker symbol is LB.

Annual Meeting of Stockholders

LaBarge, Inc.'s 2006 Annual Meeting of Stockholders will be held at 4 p.m. on Wednesday, November 15, 2006 at the Charles F. Knight Executive Education Center, Washington University in St. Louis, One Brookings Drive, St. Louis, Missouri 63130. The formal notice of the meeting, proxy statement and proxy were mailed to stockholders with this annual report.

Independent Registered Public Accounting Firm

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

Transfer Agent and Registrar

LaBarge, Inc.'s stockholder records are maintained by its transfer agent, Registrar and Transfer Company. Inquiries relating to stockholder records, stock transfers, address changes, lost certificates and other administrative matters should be addressed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948 Toll-free call
info@rtco.com E-mail

Investor Inquiries

Copies of LaBarge, Inc.'s Annual Report on Form 10-K to the Securities and Exchange Commission, quarterly updates, news releases and other investor information are available at no charge by visiting www.labarge.com or contacting:

Colleen P. Clements
Director, Corporate Communications

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1102
314-997-0800, ext. 409
investorrelations@labarge.com



9900 Clayton Road
Saint Louis, Missouri 63124-1102
314-997-0800

www.labarge.com